(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Revere Street Trust (the trust):
Fidelity Cash Central Fund Fidelity Municipal Cash Central Fund Fidelity Securities Lending Cash Central Fund Fidelity Tax-Free Cash Central Fund (the funds)
File No. (811-07807)
Amendment No. 21

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the following items: Cover Letter, Facing Page, Part A, Part B, Part C, and Exhibits. The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 20.

Please note that disclosures required as a result of SEC Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings is included in this filing.

An effective date of July 29, 2005 is elected.

Please contact Jeanette Webster at (617) 392-2662 in connection with any questions or comments regarding this filing.

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/s/ Patrick Kimm
Patrick Kimm
Legal Product Group